Tarter Krinsky & Drogin LLP 1350 Broadway | New York | NY | 10018 www.tarterkrinsky.com

August 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes and Charles Guidry

RE:        Greenrose Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Submitted June 4, 2021

CIK No. 0001790665

Ladies & Gentlemen,

On behalf of Greenrose Acquisition Corp. (the “Company”) and in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 4, 2021 (the “Proxy Statement”) contained in the Staff’s letter dated July 2, 2021 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Proxy Statement.

For your convenience, we have set out the text in bold of the comment of the Comment Letter followed by our response in regular typeface.

Schedule 14A filed June 4, 2021 Frequently Used Terms, page vii

1. Please briefly describe the “Fundamental Representations” related to each business acquisition, rather than referring investors to the relevant business combination agreements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page vii to describe the “Fundamental Representations” in the applicable merger agreements.

Summary of the Proxy Statement Description of Theraplant LLC, page 2

2. Please quantify the “significant portion” of the Connecticut medical cannabis market captured by Theraplant.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 3 to quantify the portion of the Connecticut medical cannabis market captured by Theraplant.

Description of True Harvest, LLC Operations and Operational Systems, page 4

3. We note your disclosure that “[t]he space occupied by True Harvest includes industrial sized water treatment, power and cooling infrastructure.” We also note your disclosure on page 77 that “[t]he marijuana business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities.” Considering the reliance of the marijuana industry on water and other utilities, please amend your filing to include the risks, if any, related to the impact of climate change and related environmental and other regulations on the target businesses, and the marijuana business as a whole.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 4 – 5 and pages 68 – 69.

Description of Shango Holdings Inc. California, page 6

4. You disclose that Shango is currently constructing a distribution facility out of a 12,000 square foot space at 11875 Pigeon Pass Rd, Moreno Valley, CA, and that within the same facility as the distribution business, Shango operates a state-of-the-art 5,000 square foot recreational cannabis retail dispensary. Please clarify whether Shango is currently operating the retail business, or whether the retail business is inoperable pending completion of construction of the distribution facility.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Theraplant Merger Consideration, page 14

5. Please amend your disclosure to briefly describe the material terms of the indemnity escrow. This comment applies to each of the merger agreements with applicable provisions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 8 to describe the material terms of the indemnity escrow for Theraplant

Shango Merger Consideration and Related Agreements, page 15

6. We note your disclosure that “the additional consideration may be subject to acceleration as further set forth in the Shango Merger Agreement.” Please amend your disclosure to describe the circumstances under which the additional consideration would be subject to acceleration.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Futureworks Merger Consideration and Related Agreements, page 16

7. Please amend your disclosure to define “Earnout Threshold,” and provide more detail about the material terms of the purchase price adjustments and indemnity escrow.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Futureworks Merger, the Company has deleted the relevant disclosure.

Risk Factors, page 42

8. Please add a risk factor discussing the material risks to public warrant holders, including those arising from differences between private and public warrants. Explain the impact of de-listing your warrants to security holders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 35 – 36.

Risks Related to the Business Combinations and Post-Closing Operations of Greenrose, page 51

9. In this section, please disclose, if true, that the sponsor can earn a positive rate of return on its investment, even if other shareholders experience a negative rate of return in the post- business-combination company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 46.

Our Public Stockholders will experience substantial dilution as a consequence of, among other transactions . . ., page 86

10. Please revise this risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution not already discussed, including the amount of equity held by founders and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis. Include disclosure of any relevant assumptions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 77 – 78.

11. It appears that the approximately $3.5 million in deferred underwriting fees remain constant and are not adjusted based on redemptions. Please include disclosure regarding the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that $3.5 million in underwriting fees was paid upon the closing of the Company’s initial public offering. The deferred underwriting fee remains constant and has been reflected within Transaction Costs, including in the disclosure of calculation of maximum shares redeemable. Please see response to Comment 14.

Unaudited Pro Forma Condensed Combined Financial Information PIPE Financing, page 93

12. Your description of the PIPE financing here indicates the facility will make available up to $90 million. However, the last paragraph on this page indicates the PIPE financing will make available $110 million. Please reconcile this discrepancy.

Response:

The Company has updated the description of the PIPE financings on pages 85 – 86 to more appropriately describe the funds made available through each of the PIPE facilities. Additionally, the Company has updated its disclosure to reflect the appropriate debt financing amount on pages 85 – 86.

13. You state that the pro forma financial statements assume that a gross amount of $26.6 million is drawn on the PIPE financing at closing with the remaining amount issuable at the option of the lead investor. Per note 2(b) on page 104, you show $75 million of cash proceeds from the PIPE financing being used in the pro forma adjustments. Please reconcile these amounts.

Response:

The Company has updated its disclosure within Note 2(b) on page 96 to reflect the amounts borrowed in the notes to the unaudited pro forma condensed combined financial statements. Please note that the financings have changed and only one secured note is currently reflected.

Assumption of Maximum Redemptions, page 94

14. Please tell us and disclose how you determined that only 5.1 million shares would be redeemed under the maximum redemption scenario. In addition, it appears from adjustment 2(b) that you have identified $75 million drawn under the PIPE financing. Please explain to us why your maximum redemptions calculation does not consider maximum draw on the PIPE financing.

Response:

The Company has revised its disclosure on pages 86 and 97 to further disclose how the maximum shares redeemable of 10.4 million shares are calculated. Refer below for a detailed calculation of each component used to calculate the maximum share redemption.

$ in thousands

Sources of Cash
Greenrose cash and cash equivalents	$253
Marketable securities held in Trust Account	173,403
PIPE Proceeds	74,976
Total Sources of Cash	248,632
Uses of Cash

Cash Paid to Theraplant (including working capital adjustments)	(104,183)

Cash Paid to True Harvest (1)	(21,750)
Transaction Costs	(16,256)

Payment of Greenrose Convertible promissory note - related party	(2,300)
Total Uses of Cash	(144,489)
Maximum cash available for redemptions	104,143
Redemption value per share	$10.05
Maximum shares redeemable	10,360

(1)	True Harvest is an Asset Purchase Agreement without any working capital adjustment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 99

15. We note that your cost of goods sold does not include depreciation and amortization. Please tell us how your presentation of gross profit complies with the guidance in SAB Topic 11B.

Response:

The Company has revised its disclosure within the unaudited pro forma condensed combined financial statements on pages 91 – 94 to remove the presentation of gross profit and to include that cost of sales are exclusive of depreciation to comply with the guidance in SAB Topic 11B. Additionally, the historical financial statement disclosures for Theraplant and True Harvest on pages F-61, F-73, F-88 and F-102 and management’s discussion and analysis for Theraplant on pages 177 – 179 have been revised to comply with the guidance in SAB 11B.

Notes to the Unaudited Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 104

16. Please tell us how the reference to note 2e is appropriate for certain balance sheet adjustments which appear to be made for a consistent presentation not to adjust for assets and liabilities not acquired. For example, the $4,810 adjustment to accounts payable and accrued liabilities for the pro forma Shango transaction adjustments on page 97 appears unrelated to note 2e.

Response:

The Company has revised its disclosure on pages 89 and 97 to reflect pro forma reclasses to Note 2(m) within the unaudited pro forma condensed combined financial statements.

3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments, page 106

17. Please revise footnote 3(c) to include the pro forma assumed PIPE financing amount outstanding and the interest rate used in your calculation of pro forma interest expense.

Response:

The Company has revised its disclosures within Note 3(c) on page 98 for the interim adjustment and Note 3(d) on page 99 for the annual adjustment to include the principal amount, the stated interest rate and maturity date for all new debt financings incurred in connection with the Business Combinations and PIPE Financings.

Proposal No. 2 — The Business Combinations Proposal, page 113

18. We note your disclosure that “[t]he Board has determined that completing all of the Business Combinations is in the best interest of Greenrose’s shareholders and therefore the Business Combinations Proposal provides Greenrose’s stockholders an opportunity to vote for or against all of the Business Combinations and not each Business Combination individually.” We also note your disclosure on page 30 that “[o]nce the Theraplant and True Harvest Business Combinations are completed, it is possible that we may be unable to complete the Shango Merger and/or the Futureworks Merger.” Please disclose whether the Board determined that it was still in the best interest of shareholders to complete only the Theraplant and True Harvest mergers, and tell us how you considered the fact that the Shango and True Harvest Business Combinations may not be completed, when you determined that it was in the best interest of stockholders to give them an opportunity to vote either for or against all of the Business Combinations, rather than on each Business Combination individually.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger or the Futureworks Merger, the Company has deleted the disclosure relevant to those Business Combinations. Additional disclosure regarding the Board’s determination has been included in the section The Qualified Business Combinations Proposal on page 112.

19. We note that one of the factors the Board considered related to the valuations to be paid in connection with the respective Target Businesses, which the Board determined to be attractive based on the quality of the businesses of the respective Target Businesses and in comparison with publicly traded MSOs. Clarify whether your reference to “valuation to be paid” is the same is the “consideration to be paid” for each Target Business. Also, elaborate upon the comparison that was made to publicly traded MSOs by identifying the MSOs and the respective valuation to which the Board drew favorable comparisons.

Response:

The Company respectfully acknowledges the Staff’s comment, has modified the disclosure to refer to “consideration paid” instead of “valuation paid,” and has revised its disclosures on page 109.

20. Revise to disclose the “certain budgetary information and forecast projections from the respective management teams of each of the Target Businesses and Greenrose’s management.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 107 – 108 to respond to the Staff’s requests.

The Business Combination Agreements

Overview of the Transactions Contemplated by the Theraplant Business Combination Agreement Consideration, page 118

21. Please amend your disclosure to clarify how you arrived at the consideration to be paid to Theraplant, including how you calculated the $100,000,000 cash consideration for the Theraplant shares, the amount to be held in escrow, the Expense Amount, and the Managing Member Expense Amount. Please also clarify how you determined that additional consideration should be based on Theraplant’s estimate of its net working capital as of immediately prior to the Closing and $2,500,000, including how and why you determined the $2,500,000 benchmark.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 113 to describe the considerations involved in determining the cash consideration for and net working capital benchmark.

Conditions to Closing General Conditions, page 121

22. We note your disclosure that certain of the conditions to closing are waivable “where permissible.” Please amend your disclosure to clarify which material conditions to closing, if any, are waivable, and tell us how you will inform investors if and/or when a material provision has been waived. Amend the disclosure related to the conditions to closing of the True Harvest combination accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 116 – 119.

Background of the Merger between Greenrose and Theraplant, page 126

23. We note your disclosure that “Greenrose completed the IPO in February 2020 and commenced identifying potential acquisition candidates in several industries, including United States cannabis businesses being operated in compliance with State law.” Please amend your disclosure in this section to provide a more detailed discussion of the alternative targets considered by you, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued. Please also provide the information requested in this comment for the background discussion of the True Harvest, Shango, and Futureworks acquisitions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 121 – 123 to provide more detail surrounding the Theraplant background and consideration of merger. The background and consideration on the progression of the Asset Purchase Agreement for True Harvest is on pages 123 – 126. The Company further respectfully acknowledges the Staff’s comment with respect to the Shango and Futureworks mergers. Because the Company will no longer seek shareholder approval of the Shango or Futureworks mergers, the Company has omitted the relevant disclosure with respect to those two businesses.

24. We note that, pursuant to the agreement with Theraplant, Theraplant will receive initial consideration of $100,000,000, minus the $13,000,000 Escrow Amount, the $200,000 Expense Amount, and the $500,000 Managing Member Expense Amount; and the additional consideration based upon certain estimated working capital of Theraplant and amounts released from the escrow and expense amounts noted above. Please amend your disclosure to explain the reasons for such terms, each party’s position on such issues, and how you reached agreement on the final terms. In your discussion, please provide investors with additional detail on how you determined the purchase price and on how you determined to progress from an August 20, 2020 proposed purchase price structure of $80 million, $40 million to be paid in cash at closing and the reminder in an earnout of Greenrose stock, to the final, $100 million, all cash, purchase price structure. As a related matter, please amend the background discussions of the True Harvest, Shango, and Futureworks mergers to include a discussion of the reasons underlying the material terms of each merger agreement, each party’s position on such issues, and how you reached agreement on the final terms. Finally, please disclose how and when you decided to enter into the PIPE financing to finance each and/or all of the business combinations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 122 – 123 with respect the Theraplant merger, and on pages 133 – 134 for True Harvest merger. Because the Company will no longer seek shareholder approval of the Shango or Futureworks mergers, the Company has omitted the relevant disclosure with respect to those two businesses.

25. We note your disclosure that, during February and March 2021, the parties also negotiated a right of first offer agreement relating to possible future efforts by Northeast Bioindustries LLC to obtain a new license to cultivate cannabis in Connecticut. Please amend your discussion in this section to clarify the relationship of Northeast Bioindustries LLC to Theraplant, and why the right of first offer agreement was a part of your merger negotiations with Theraplant.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 121 and 123 to clarify the relationship of Northeast Bioindustries LLC to Theraplant.

26. We note your disclosure that “[i]n March 2020, Greenrose and Theraplant executed a nondisclosure agreement, and on March 20, 2020, Tom Pollard, an investment banker at Cannacord representing Theraplant, sent Brendan Sheehan of Greenrose a Confidential Information Memorandum on Theraplant.” Please briefly describe the information contained in the memorandum on Theraplant.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 122 to more fully describe the confidential information memorandum.

Overview of the Transactions Contemplated by the Asset Purchase Agreement Consideration

Initial Payment, page 127

27. Please amend your disclosure to clarify how you determined and calculated the initial payment amount of $50,000,000, and how you determined and calculated the Maximum Earnout Amount of $35,000,000.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 165 – 166 regarding the initial payment amount and Maximum Earnout Amount calculations.

Background of the Asset Purchase Agreement with True Harvest, page 136

28. We note your disclosure that “[i]n early June 2020, Greenrose representatives reviewed a summary investment presentation and had discussions with Aaron Unger of Bayline Capital, financial advisor to Shango;” and “[i]n August 2020, True Harvest provided Greenrose updated budgetary information including an indication of improving projected operational performance.” Please amend your disclosure to summarize the information presented in the summary investment presentation, and the projected operational performance. Please also summarize the “updated results of operations and projections” referenced in the last paragraph on page 136.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Overview of the Transactions Contemplated by the Shango Business Combination Agreement Consideration

Initial Consideration, page 137

29. Please amend your disclosure to describe how you determined and calculated the Initial Consideration and Closing Consideration amounts discussed in this section.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Background of the Shango Business Combination, page 150

30. We note your disclosure that following the discussions between January 11, 2021 and March 10, 2021, representatives from TKD and LOJW exchanged revised drafts of the merger agreement and such other agreements, which reflected the outcome of their discussions. Please briefly describe the “outcome of their discussions.”

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

31. You disclose that “[b]etween September 10, 2020 and November 13, 2020 Greenrose held 2 meetings with its board of directors discussing the proposed transaction with Shango, including the market perspectives and valuation perspectives with respect to Shango and how the valuation reflected in the transaction compared to other acquisitions in the cannabis industry. Between December 7, 2020 and December 8, 2020, Greenrose management and Shango management met telephonically to discuss Shango’s updated financial statements and projections.” In an appropriate place in your filing, please summarize the valuations, projections, and comparable company analysis discussed in these meetings.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Option Agreements, page 150

32. Please amend the “Background of the Shango Business Combination” disclosure to clarify when and how the option agreements were discussed and negotiated between the parties, and how these agreements relate to negotiations about the terms of the Shango business combination.

Response: The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Shango Merger, the Company has deleted the relevant disclosure.

Overview of the Transactions Contemplated by the Futureworks Business Combination Agreement

Consideration, page 153

33. Please amend your disclosure to describe how you determined and calculated the value of the initial cash and equity consideration for the Futureworks business combination, and the value of the earnout shares.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Futureworks Merger, the Company has deleted the relevant disclosure.

Background of the Futureworks Business Combination, page 161

34. We note your disclosure that, between April 16, 2020 and April 24, 2020, Greenrose received from Futureworks an initial term sheet outlining the terms under which Greenrose proposed to acquire Futureworks, and that “[t]he term sheet provided for purchase price, split between cash and stock with revenue, EBITDA and net cash flow milestone requirements, as well as an earnout component to reflect growth anticipated in 2021 from the opening of a new manufacturing operation. The term sheet also addressed potential roles for Futureworks executives and potential salaries, as well as non- compete and non-solicitation obligations. The terms sheet also addressed the desired tax treatment for the acquired company.” Please amend your disclosure to provide additional detail about the terms noted above, including quantifying the relevant terms, describing the potential roles for Futureworks executives, and the desired tax treatment for the acquired company. Where you discuss additional negotiations about these and other terms, please quantify and describe the terms, as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Futureworks Merger, the Company has deleted the relevant disclosure.

35. Please quantify the “limited reverse termination fee.”

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Futureworks Merger, the Company has deleted the relevant disclosure.

36. You disclose that “[o]n June 30, 2020, Futureworks’ management provided Greenrose with an updated financial model, and described the anticipated impacts of the COVID pandemic on the full year’s results, bringing down 2020 projected revenue and EBITDA.” In appropriate place in your filing, please describe the financial projections discussed in the parties’ negotiations.

Response:

The Company respectfully acknowledges the Staff’s comment. Because the Company will no longer seek shareholder approval of the Futureworks Merger, the Company has deleted the relevant disclosure.

Proposal No. 4 — The Charter Proposals, page 170

37. Please briefly define “unsuitable person,” and the criteria used to determine whether an individual is categorized as such. Please also disclose the procedures you have or intend to have to determine whether a shareholder is unsuitable or becomes unsuitable, and whether you intend to continually monitor compliance with this provision. Provide relevant risk factor disclosure describing the consequences to you and investors if you determine a shareholder is unsuitable, and if an unsuitable entity continues to hold shares in your company without your knowledge.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 139 – 140.

Vote Required For Approval, page 180

38. We note your disclosure on your cover page that indicates that these proposals are separate proposals. Please amend your disclosure here for consistency with the disclosure on your cover page, to reflect, if true, that each of the Charter Proposals is a separate proposal upon which shareholders may vote.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on the cover page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Theraplant

Adjusted EBITDA, page 196

39. We note that you have included the reconciling item “Infrequent Events” in calculating Adjusted EBITDA, and that infrequent events primarily includes a fire at Theraplant, addback of certain management fees, and non-transaction related legal and consulting fees. Please quantify and explain the nature of these management fees and non-transaction related legal and consulting fees. Please provide similar explanations for all items included in infrequent events in your pro forma presentation of Adjusted EBITDA.

Response:

The Company has revised its disclosures on pages 175 – 176 to break out certain infrequent events into separate line items within the calculation of Adjusted EBITDA and has similar revised the disclosures to the pro forma Adjusted EBTIDA on pages 110 – 111

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 199

40. You state that the increase in revenue is a result of (1) full year of sales from increased capacity, (2) increase in customers, and (3) growth experienced at dispensaries supplied by Theraplant. Please quantify the change in revenue for each of the items noted. Refer to Item 303(b) of Regulation S-K.

Response:

The Company has revised its disclosures on page 179 to more appropriately disclose the nature of revenue increases to comply with the requirements of Item 303(b) of Regulation S-K.

Liquidity and Capital Resources Sources of Liquidity, page 200

41. Please disclose the interest rate, if any, of the note payable, and identify the counter party(ies).

Response:

The Company has revised its disclosures on page 179 to disclose the interest rates and identify whether the counter parties are a related party or a third party.

Regulatory Approvals Required by the Business Combinations, page 214

42. Please clarify whether you have applied for the regulatory approvals you anticipate to be required for the business combination transactions, and the status of each pending application, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 199 to confirm that, to date, to state we have begun to make state regulatory filings.

COVID-19, page 215

43. We note your disclosure here and throughout your filing describing the general effects of COVID-19 on your operations. In an appropriate place in your filing, please describe and quantify, where relevant, the impact of COVID-19 on your, Theraplant’s, True Harvest’s, Shango’s, and Futureworks’ operations. In this regard, we note your disclosure on page 152 stating that “Shango provided Greenrose with updated financial statements and projections showing the impact the COVID-19 pandemic had on Shango’s revenues,” and your disclosure on page 162 that “representatives of Greenrose and Futureworks met telephonically weekly to discuss Futureworks’ operating performance, including the effects the COVID-19 pandemic had on the company’s revenues.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 48, 81, 82, and 199 to discuss the impacts of COVID-19 on operations.

Compensation Discussion and Analysis Summary Compensation Table, page 216

44. Please tell us why your summary compensation table includes amounts for the year ended December 31, 2021. In this regard, Item 402(n) of Regulation S-K requires compensation disclosure for your last two completed fiscal years.

Response:

The Company acknowledges the Staff’s comment and has removed the summary compensation information for the year ended December 31, 2021.

Financial Statements of Greenrose Acquisition Corp. for the Quarterly Period Ended March 31, 2021

Condensed Consolidated Balance Sheets, page F-3

45. Please revise your presentation here to indicate that the quarterly period ended March 31, 2020 is restated, if true.

Response:

The Company has included financial statements for the quarterly period ended June 30, 2021 and June 30, 2020 and has included disclosures to disclose that the quarterly period ended June 30, 2020 is restated.

Condensed Consolidated Statements of Operations (As Restated), page F-4

46. We note from your disclosure on page F-11 that substantially all of the assets held in the Trust Account were held in money market funds which are invested in U.S. Treasury securities. We also note from your presentation on page F-33 that, for the full fiscal year 2020, interest earned on marketable securities held in Trust Account was approximately $1,156,603, but your interim disclosure here indicates that $4,281 and $1,104,572 of interest on marketable securities held in Trust Account was recognized for the three-months ended March 31, 2021 and 2020, respectively. Please explain why the 95.5% of interest earned in 2020 was earned in the first quarter of 2020, while it appears very little interest was earned in the first quarter of 2021. Please add a discussion of this variance to Greenrose’s Results of Operations on page 194.

Response:

The Company has included in Greenrose’s results of Operations on page 168, with the following discussion:

“The Company exited their position of face value $173,750,000 of U.S Treasury securities for accreted interest of $1,031,879 on March 9, 2020, for shorter duration U.S Treasury securities, due to the decline in the interest rates at the onset of the COVID-19 Pandemic. The interest rates decline at the onset of the COVID-19 Pandemic, resulted in the assets held in the escrow to increase, and the resulting accretion was recorded as interest income. The interest rates remained low throughout 2020 and 2021, resulting in lower interest earned the remaining part of the year, and the three and six months ended June 30, 2021. As required by its formation documents, all income earned by the trust resides with the trust for the benefit of its shareholders should they elect to redeem all or a portion of their shares prior to a business combination.”

General

47. Please include Management’s Discussion and Analysis of Financial Condition and Results of Operations for the True Harvest, Shango, and Futureworks targets, in compliance with Item 303 of Regulation S-K. Please also include a business description of each of the target companies that complies with Item 101 of Regulation S-K, a description of the legal proceedings for you and each of the target companies as required by Item 103 of Regulation S-K, and all other disclosure required by Item 14(c)(2) of Schedule 14A. Alternatively, please tell us why these disclosures are not required.

Response:

The Company has included Management’s Discussion and Analysis of Financial Condition and Results of Operations for True Harvest, in compliance with Item 303 of Regulation S-K on pages 184 – 193 which include a description of legal proceedings as applicable for each entity as required by Item 103 of Regulation S-K. Additionally, the Company has included a business description of each Operating Company that complies with item 101 of Regulation S-K by revising its disclosures contained within pages 211 – 219. Because the Company will no longer seek shareholder approval of the Shango or Futureworks Merger, the Company has not included Management’s Discussion and Analysis or business descriptions for those Companies.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 212-216-1188.

Very truly yours,

/s/ Guy Molinari
Guy Molinari

cc:	William F. Harley III
Chief Executive Officer
Greenrose Acquisition Corp.